EXECUTION VERSION

Exhibit 99.3

INVESTOR RIGHTS AGREEMENT

by and between

GREENBROOK TMS INC.,

1315 CAPITAL II, LP,

GREYBROOK HEALTH INC.,

MARLIN FUND, LIMITED PARTNERSHIP,

MARLIN FUND II, LIMITED PARTNERSHIP,

MSS GB SPV LP

and

THE OTHER PURCHASERS FROM TIME TO TIME PARTY HERETO

Dated as of June 14, 2021

TABLE OF CONTENTS

Page

ARTICLE I GOVERNANCE	2

1.1	Board of Directors	2
1.2	Board Nominee	3

ARTICLE II RIGHT OF PURCHASE	3

2.1	Right of Purchase	3
2.2	Post Closing Notice	4

ARTICLE III REPRESENTATIONS AND WARRANTIES		5

3.1	Representations and Warranties of the Purchasers	5
3.2	Representations and Warranties of the Company	5

ARTICLE IV DEFINITIONS	6

4.1	Defined Terms	6
4.2	Terms Generally	9

ARTICLE V MISCELLANEOUS	9

5.1	Term	9
5.2	Amendments and Waivers	9
5.3	Successors and Assigns	10
5.4	Severability	10
5.5	Counterparts	10
5.6	Entire Agreement	10
5.7	Governing Law; Jurisdiction	10
5.8	WAIVER OF JURY TRIAL	10
5.9	Specific Performance	10
5.10	No Third-Party Beneficiaries	11
5.11	Notices	11

-i-

INVESTOR RIGHTS AGREEMENT, dated as of June 14, 2021 (as may be amended from time to time, this “Agreement”), by and among Greenbrook TMS Inc., an Ontario corporation (the “Company”), 1315 Capital II, LP (“1315”), Greybrook Health Inc. (“Greybrook”), Marlin Fund, Limited Partnership (“Marlin”), Marlin Fund II, Limited Partnership (“Marlin II”), MSS GB SPV LP (“MSS”, and together with Marlin and Marlin II, “Masters”, and Masters together with 1315 and Greybrook, the “Principal Purchasers”) and any other Purchaser (as defined below) otherwise a party hereto from time to time.

W I T N E S S E T H:

WHEREAS, the Company and the Purchasers have entered into a Securities Purchase Agreement, dated as of June 14, 2021 (as may be amended from time to time, the “Purchase Agreement”), pursuant to which, among other things, the Company is issuing and selling to the Purchasers common shares of the Company (the “Common Shares”);

WHEREAS, simultaneously with the execution and delivery of this Agreement by the parties, the Company and the Principal Purchasers have entered into a Registration Rights Agreement, dated as of June 14, 2021 (as may be amended from time to time, the “Registration Rights Agreement”), pursuant to which, among other things, the Company grants the Principal Purchasers certain registration and other rights with respect to the Common Shares issued to the Principal Purchasers pursuant to the Purchase Agreement; and

WHEREAS, each of the parties wishes to set forth in this Agreement certain terms and conditions regarding ownership of the Common Shares.

NOW, THEREFORE, in consideration of circumstances recited above and the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GOVERNANCE

1.1          Board of Directors.

(a)            At or prior to the Appointment Date, the board of directors of the Company (the “Board”) shall expand its size, if necessary, to create a vacancy for one (1) qualified nominee of Masters. Masters shall have the right to designate, subject to the terms and conditions of this Section 1.1, one nominee to the Board (each, a “New Board Nominee”). The Board shall in good faith consider whether each such New Board Nominee is (i) qualified and suitable to serve as a member of the Board under all applicable corporate governance policies and guidelines of the Company and the Board and applicable legal, regulatory and stock exchange requirements and (ii) meets the independence requirements of applicable Canadian securities laws, the Nasdaq Stock Market LLC, the Toronto Stock Exchange and any other stock exchange on which the Common Shares may be listed in the future. The Board and the appropriate committees of the Board shall conduct the consideration of the qualifications, suitability and independence of each New Board Nominee, and make any determinations with respect thereto in a manner consistent with considerations and determinations in respect of other members of the Board. Masters shall cause its New Board Nominee to make himself or herself reasonably available for interviews, to consent to such reference and background checks or other investigations and to provide such information (including information necessary to determine the New Board Nominee’s independence status under various requirements and institutional investor guidelines as well as information necessary to determine any disclosure obligations of the Company) as the Board or any committee thereof may reasonably request; provided that in each such case, all such interviews, investigations and information are generally required to be delivered to the Company by the other outside directors of the Company. If the Board determines that the New Board Nominee is qualified and suitable to serve as a member of the Board under all applicable corporate governance policies and guidelines of the Company and the Board and applicable legal, regulatory and stock exchange requirements (collectively, the “Applicable Requirements”), then the Board shall appoint such initial New Board Nominee to the Board within 30 days following the Closing (the date of each such appointment, an “Appointment Date”). It is understood and acknowledged that as of the date of this Agreement, each of 1315 and Greybrook have a designated Board member currently on the Board (each such Board member, together with the New Board Nominee, the “Board Nominees”). Provided that each such Board Nominee then meets the Applicable Requirements, then so long as each Board Right Purchaser and its Affiliates beneficially own, as of the date of mailing of the Company’s proxy circular, proxy statement (or consent solicitation or similar document) for its annual meeting of shareholders (or consent in lieu thereof), at least 5% of the Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act (the “Nomination Condition”), the Company shall nominate such Board Right Purchaser’s Board Nominee for re-election as a director by the shareholders of the Company at the end of each term of such Board Nominee as part of the slate proposed by the Company that is included in the proxy circular, proxy statement (or consent solicitation or similar document) of the Company relating to the election of the Board. In the event that the Board determines that the Board Nominee of a Board Right Purchaser does not meet the Applicable Requirements, or if such Board Nominee ceases to be a member of the Board at any time and for any reason, so long as the Nomination Condition has been satisfied at such time, such Board Right Purchaser may select another person as a designee as its Board Nominee and, if the Board determines that such nominee meets the criteria set forth above (including the Applicable Requirements), such designee shall become such Board Right Purchaser’s Board Nominee and shall be promptly appointed by, or nominated for election by shareholders to, as applicable, the Board. The Board shall undertake any review of any such new Board Nominee in accordance with this paragraph and shall complete such review promptly, and in any event within ten (10) Business Days following receipt by the Company of the identity of the Board Nominee, provided that during the pendency of such review, such Board Nominee shall promptly provide the Board with such information, and shall make themselves available to the Board, as the Board in its sole discretion, acting reasonably, deems necessary to complete its review of such Board Nominee. Notwithstanding anything else contained in this Agreement to the contrary, if at any time following the Closing, a Board Right Purchaser’s Board Nominee is not a member of the Board for any reason and a new Board Nominee has not been appointed by such Board Right Purchaser, as long as at such time the Nomination Condition has been satisfied, such Board Right Purchaser shall be entitled to designate an observer at meetings of the Board and all committees thereof, and the Company shall provide all materials that are provided to other members of the Board in connection with such meetings to such observer, unless such attendance or the provision of such materials would result in an actual conflict of interest or violate any of the applicable corporate governance policies and guidelines or applicable legal, regulatory or stock exchange requirements or would result in the loss of attorney-client privilege.

(b)            Each Board Nominee shall be subject to the policies and requirements of the Company and the Board, in a manner consistent with the application of such policies and requirements to other members of the Board. The Company shall compensate each Board Nominee, and reimburse each Board Nominee for their reasonable expenses incurred in connection with Board service, reimburse and advance to each Board Nominee such Board Nominee’s expenses, indemnify the Board Nominee, and provide them with coverage pursuant to director and officer insurance to the same extent it compensates, reimburses and advances, indemnifies and provides insurance for the other outside members of the Board pursuant to its organizational documents, applicable law or otherwise. The Company agrees that such indemnification arrangements will provide that such indemnification, reimbursement and advancement will be the primary source of indemnification and reimbursement and advancement of expenses in connection with the matters covered thereby and payment thereon will be made before, offset and reduce any other indemnity or expense reimbursement or advancement to which a Board Nominee may be entitled or which is actually paid in connection with such matters, including as an employee of the respective Principal Purchaser or any of its Affiliates.

1.2          Board Nominee. After the Appointment Date, at the first such time that a Board Right Purchaser and its Affiliates beneficially own less than 5% of the Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act, such Board Right Purchaser shall no longer have the right to designate any Board Nominee.

ARTICLE II

RIGHT OF PURCHASE

2.1          Right of Purchase.

Subject to the terms and conditions contained in this Section 2.1, the Company grants to the Principal Purchasers a right to purchase or subscribe for such Principal Purchaser’s Pro Rata Portion calculated as of the date of delivery of any notice pursuant to Section 2.1(a) of any New Financing actually issued or raised, as applicable, which the Company may, from time to time, propose to issue and sell or raise, as applicable. Notwithstanding the foregoing, in the event that any New Financing is being raised pursuant to a registration statement under the Securities Act (a “Registered Offering”) or filing of a prospectus with any of the Canadian Securities Commissions to qualify for distribution any Common Shares (a “Prospectus Offering”), each Principal Purchaser will be entitled to purchase up to its Pro Rata Portion of the New Financing in a simultaneous private placement with the Registered Offering or Prospectus Offering, or, at such Principal Purchaser’s option (and to the extent permitted under applicable securities laws), as part of the Registered Offering or Prospectus Offering, but otherwise on the same terms as the Registered Offering or Prospectus Offering, to the extent an exemption from registration for such transaction is available at such time.

(a)          In the event the Company proposes to undertake a New Financing, it shall give the Principal Purchasers written notice of its intention, describing the type of New Financing and the price and terms upon which the Company proposes to issue or borrow the same. Each Principal Purchaser shall have five (5) Business Days from the date of delivery of any such notice to agree to purchase or subscribe for up to its Pro Rata Portion of such New Financing, for the price and upon the terms specified in the notice, by delivering written notice to the Company and stating therein the quantity of the New Financing to be purchased or subscribed for, as applicable. Notwithstanding the foregoing, if the Company receives a “bought deal” letter (which means a fully underwritten commitment, subject to customary conditions, from an underwriter or underwriters) relating to a New Financing by way of Registered Offering or Prospectus Offering, the Company shall give the Principal Purchasers such written notice contemplated herein as is practicable under the circumstances given the speed and urgency with which “bought deals” are currently carried out in common market practice of its rights to participate thereunder and the Principal Purchasers shall have at least 24 hours from the time the Company notifies the Principal Purchasers of such “bought deal” to provide such notice to agree to purchase or subscribe for up to its Pro Rata Portion of such New Financing, for the price and upon the terms specified in the notice, by delivering written notice to the Company and stating therein the quantity of the New Financing to be purchased or subscribed for, as applicable.

(b)            The Company shall have ninety (90) days following the five- (5-) Business Day period described in Section 2.1(a) to sell or raise, as applicable, or enter into an agreement (pursuant to which the New Financing covered thereby shall be closed, if at all, within thirty (30) days from the date of said agreement) to sell or raise, as applicable, the New Financing with respect to which the Principal Purchasers’ purchase or subscription right was not exercised, at a price no more favorable and upon other terms no more favorable in the aggregate to the purchasers of such financing than specified in the Company’s notice. In the event the Company has not sold or raised the New Financing or entered into an agreement to sell or raise the New Financing within said ninety- (90-) day period (or sold and issued or raised New Financing in accordance with the foregoing within thirty (30) days from the date of said agreement), the Company shall not thereafter issue or sell or raise any New Financing without first providing a new notice to the Purchasers in the manner provided above.

2.2        Post Closing Notice. Notwithstanding anything in this ARTICLE II to the contrary, if (a) the Board determines in good faith that the Company’s ability to consummate the New Financing would be adversely impacted by virtue of compliance with the advance notice provisions contained in Section 2.1(a), and (b) such New Financing is permissible under the rules of the principal securities exchange on which the Company’s securities are traded, the Company may issue or raise such New Financing without providing such notice and without regard to the provisions of this ARTICLE II prior to such issuance, including the Principal Purchasers’ right of purchase as provided herein. After the consummation of such New Financing without providing such advance notice in reliance on this Section 2.2, the Company shall provide the Principal Purchasers written notice (the “Post Closing Notice”) of the fact that the Company issued or raised such New Financing, that such transaction has been consummated, and that the notice required by Section 2.1(a) was not provided in reliance on this Section 2.2. The Post Closing Notice shall set forth the type of New Financing issued or raised, and the price and the terms upon which such New Financing was issued or raised. The Purchasers shall have twenty (20) days from the delivery of such Post Closing Notice to elect to purchase or subscribe for up to the Principal Purchasers’ Pro Rata Portion of such New Financing, for the price and upon the terms specified in such Post Closing Notice (other than in respect of the method of distribution, which shall be determined at the Company’s discretion in order to ensure compliance with applicable securities laws), and the closing of such sale to the Principal Purchasers so electing shall be consummated as promptly as practicable thereafter but in no event later than ten (10) Business Days after the date on which the Principal Purchasers’ response was due (subject to extension for any required regulatory or stock exchange approvals, shareholder approvals or arrangement of any necessary financing by the Principal Purchaser).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1        Representations and Warranties of the Principal Purchasers. The Principal Purchasers, as of the date hereof, and as of the date any such Purchaser becomes a party to this Agreement pursuant to the execution of a joinder, hereby represent and warrant to the Company, severally and not jointly, as follows:

(a)            Such Purchaser is duly organized, validly existing and in good standing, and has the power, authority and capacity to execute and deliver this Agreement (or to deliver a joinder and join this Agreement, as applicable), and to perform its obligations hereunder.

(b)          This Agreement (or the execution and delivery of a joinder and the joining of this Agreement, as applicable) will not violate, conflict with or result in a breach of or default under (i) such Purchaser’s organizational documents, (ii) any material agreement or instrument to which such Purchaser is a party or by which such Purchaser or any of its assets are bound, or (iii) any material laws, regulations or governmental or judicial decrees, injunctions or orders applicable to such Purchaser.

(c)            This Agreement (or joinder, as applicable) has been duly executed and delivered by such Purchaser and constitutes a legal, valid and binding obligation of such Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.2          Representations and Warranties of the Company. The Company hereby represents and warrants to the Principal Purchasers as of the date hereof as follows:

(a)            The Company is duly organized, validly existing and in good standing, and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder.

(b)            The execution, delivery and performance by the Company of this Agreement has been duly authorized, and does not (i) conflict with the Company’s organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material law applicable thereto, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any governmental authority by which the Company may be bound or affected, or (iv) constitute an event of default or material breach under any Material Agreement (as defined in the Purchase Agreement) by which the Company, any of its Subsidiaries or any of their respective properties, is bound. Neither the Company nor any of its Subsidiaries is in default or material breach under any Material Agreement to which it is a party or by which it or any of its assets is bound in which such default could reasonably be expected to have a Material Adverse Effect (as defined in the Purchase Agreement) or constitute a material adverse change.

(c)            This Agreement has been duly authorized by the Company and constitutes the legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, transfer, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE IV

DEFINITIONS

4.1          Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“1315” has the meaning set forth in the Preamble.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser. As used in this definition of “Affiliate,” the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or partnership or other ownership interest, by contract, or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Appointment Date” has the meaning set forth in Section 1.1(a).

“Board” has the meaning set forth in Section 1.1(a).

“Board Nominee” has the meaning set forth in Section 1.1(a).

“Board Right Purchasers” means 1315, Greybrook and Masters.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, any day which is an Ontario provincial or national legal holiday in Canada, or any day on which banking institutions in the State of New York or in Toronto, Canada are authorized or required by law or other governmental action to close.

“Closing” has the meaning set forth in the Purchase Agreement.

“Common Shares” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Greybrook” has the meaning set forth in the Preamble.

“Masters” has the meaning set forth in the Preamble.

“New Board Nominee” has the meaning set forth in Section 1.1(a).

“New Financing” means any equity or equity-linked securities of the Company; provided, however, that the term “New Financing” does not include:

(i) securities issued to employees, consultants, officers and directors of the Company, pursuant to equity compensation plans approved by the Board or grants of options outside of such plans approved by the Board;

(ii) securities issued or issuable pursuant to any rights or agreements, including, without limitation, convertible securities, options and warrants, provided that either (x) the Company shall have complied with the purchase right established by ARTICLE II with respect to the initial sale or grant by the Company of such rights or agreements (unless such initial sale or grant is otherwise excepted from the definition of “New Financing”), or (y) such rights or agreements existed prior to the Company’s obligations under ARTICLE II (it being understood that any modification or amendment to any such pre-existing right or agreement subsequent to the date of this Agreement with the effect of increasing the percentage of the Company’s fully-diluted securities underlying such rights or agreement shall not be included in this clause (ii)(y));

(iii) securities issued in connection with any stock split, stock dividend, subdivision, combination, reclassification, exchange, recapitalization or similar transactions by the Company;

(iv) in lieu of cash dividends payable to shareholders, if any;

(v) securities issued pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization (but excluding, for the avoidance of doubt, securities issued to raise cash needed to finance any such transaction);

(vi) securities issued in connection with sponsored research, collaboration, technology license, development, original equipment manufacturer, marketing, joint venture investment or other similar agreements, strategic alliances or strategic transactions;

(vii) capital stock issued in satisfaction of indebtedness or other liability or in exchange for indebtedness (but excluding, for the avoidance of doubt, capital stock issued to raise cash needed to repay such indebtedness);

(viii) issuances of common shares made pursuant to a customary “at-the-market” program registered under the Securities Act;

(ix) pursuant to any shareholders’ rights plan of the Company entered into from time to time;

(xi) pursuant to any over-allotment option granted to the underwriters in a Registered Offering or a Prospectus Offering; and

(xii) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Financing pursuant to clauses (i) through (xi) above.

“Nomination Condition” has the meaning set forth in Section 1.1(a).

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Post Closing Notice” has the meaning set forth in Section 2.2.

“Principal Purchasers” has the meaning set forth in the Preamble.

“Pro Rata Portion” means, for any Principal Purchaser, a ratio equal to (x) the sum of the number of the Company’s Common Shares held by such Principal Purchaser immediately prior to the consummation of a New Financing, assuming full conversion of all Company securities exercisable and/or convertible into the Company’s Common Shares then held by such Principal Purchaser, over (y) the sum of the total number of the Company’s Common Shares then outstanding, assuming full exercise and/or conversion of all Company securities exercisable and/or convertible into the Company’s Common Shares then outstanding.

“Purchase Agreement” has the meaning set forth in the Recitals.

“Purchaser” means any of one of the Purchasers.

“Purchasers” means the purchasers of the Common Shares identified on the signature pages to the Purchase Agreement and each successor and assignee that becomes party to the Purchase Agreement.

“Registered Offering” has the meaning set forth in Section 0.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any Person of which more than fifty percent (50%) of the voting securities or other equity interests (in the case of Persons other than corporations) is owned or controlled, directly or indirectly, by such Person or through one or more intermediaries.

4.2            Terms Generally. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which such word appears. All references herein to “Articles” and “Sections” shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” References to “$” or “dollars” means United States dollars. The definitions given for terms in this ARTICLE IV and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References herein to any agreement or letter shall be deemed references to such agreement or letter as it may be amended, restated or otherwise revised from time to time.

ARTICLE V

MISCELLANEOUS

5.1            Term. This Agreement will be effective as of the Closing and, except as otherwise set forth herein, will continue in effect thereafter until (a) the mutual written agreement of the Company and the Principal Purchasers holding a majority of the Common Shares to terminate this Agreement or (b) as to each Principal Purchaser, the first date on which such Principal Purchaser and its Affiliates no longer beneficially own at least 5% of the outstanding Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act.

5.2            Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Principal Purchasers holding a majority of the Common Shares that are purchased by such Principal Purchasers under the Purchase Agreement, including Masters (except to the extent any such amendment or waiver relates solely to certain Principal Purchaser(s), in which case, only the consent of such Principal Purchaser(s) shall be required). No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any right or remedy provided by applicable law.

5.3            Successors and Assigns. Except as otherwise expressly provided in this Section 5.3, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether an initial party or made party through a joinder or otherwise), in whole or in part (whether by operation of law or otherwise), without the prior written consent of the Company and the Principal Purchasers holding a majority of the Common Shares that are purchased by the Principal Purchasers under the Purchase Agreement. Notwithstanding anything to the contrary in the foregoing, (a) subject to the terms and conditions of this Agreement, a Principal Purchaser may assign all or any portion of its rights and interests under this Agreement to any Person (i) to which such Principal Purchaser properly assigns or transfers Common Shares prior to the Closing in accordance with the Purchase Agreement, and (ii) that executes a joinder to this Agreement, and (b) this Agreement may be assigned by operation of law by the Company. This Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.3 shall be null and void ab initio.

5.4            Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any such provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

5.5            Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

5.6            Entire Agreement. This Agreement, together with the agreements by the Principal Purchasers in the Purchase Agreement and the other documents contemplated by the Purchase Agreement to which they are a party (including the Registration Rights Agreement), constitutes the entire agreement among the parties or to which they are subject and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of the transactions contemplated hereby and thereby (including, but not limited to, the Investor Rights Agreement dated May 17, 2019 between the Company and 1315).

5.7            Governing Law; Jurisdiction. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

5.8            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.9            Specific Performance. The parties agree that irreparable damage may occur if any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions or other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court set forth in Section 5.7, in addition to any other remedy to which they are entitled at law or in equity.

5.10         No Third-Party Beneficiaries. Nothing in this Agreement shall confer any right upon any Person other than the parties and each such party’s respective heirs, successors and permitted assigns, all of whom shall be express third-party beneficiaries of this Agreement.

5.11         Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by facsimile or electronic communication, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company, to:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4
Attn: Aniss Amdiss, General Counsel
Email: [REDACTED]

with copies (which shall not constitute notice) to:

Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036
Attn: Christopher R. Bornhorst, Esq.
Email: [REDACTED]

If to any Principal Purchasers, to the address of such Purchasers described in Section 5.4 of the Purchase Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement by their authorized representatives as of the date first above written.

GREENBROOK TMS INC.

By:	/s/ Bill Leonard
Name:	Bill Leonard
Title:	President & CEO

[Signature Page to Investor Rights Agreement]

MSS GB SPV LP

By:	/s/ Robert Higgins
Name: Robert Higgins
Title: Managing Director of the Managing Member of the General Partner

MARLIN FUND, LIMITED PARTNERSHIP

By:	/s/ Michael W. Masters
Name: Michael W. Masters
Title: Managing Member of the General Partner

MARLIN FUND II, LIMITED PARTNERSHIP

By:	/s/ Michael W. Masters
Name: Michael W. Masters
Title: Managing Member of the General Partner

1315 CAPITAL II, LP, by its general partner,
1315 CAPITAL MANAGEMENT II, LLC

By:	/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Its Managing Member

GREYBROOK HEALTH INC.

By:	/s/ Sasha Cucuz
Name: Sasha Cucuz
Title: A.S.O

[Signature Page to Investor Rights Agreement]